ChinaEdu Corporation Announces Filing of Form 20-F with SEC and Issues a Letter to Shareholders

BEIJING, CHINA –June 23, 2011 – ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the “Company"), a leading online education services provider in China, today announced the filing of its annual report on Form 20-F for the year ended December 31, 2010, which includes the Company’s audited financial statements, with the U.S. Securities and Exchange Commission (SEC).  An electronic copy of the filing is now accessible on the Company's website at http://ir.chinaedu.net or on the SEC website at www.sec.gov.

ChinaEdu will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

Additionally, the Company released the following letter from chief executive officer Julia Huang to the Company’s shareholders.

To the Shareholders of ChinaEdu Corporation:

The close of 2010 marked our third anniversary as a publicly listed company and each year in business leaves our team even more excited to be in this market than we were the year before. As a management team, we are as committed to and enthusiastic about the long-term success of the company as we were when we established operations in 1999.

Three factors give us confidence in our ability to deliver the long-term results expected by our shareholders.

Spending Power – When we incorporated in 1999, the average urban household income in China was RMB1,532 per month. In 2010, it topped RMB4,618 per month. With larger disposable incomes, young families are looking for outlets to spend. While differing from the previous generations in terms of their affinity for spending, this generation carries over the pervasive Chinese convention of prioritizing spending on children foremost, particularly spending on education. Furthermore, spending on education is not limited to the private sector. In 2010, the Ministry of Education (MOE) began to grant special funding to provinces to help cover the costs of continuing education for teachers. Funding by the central government in 2010 amounted to RMB550 million and additional funding was provided by provincial and local governments. Private households and the education system itself are looking for programs like the ones offered by ChinaEdu to meet their education needs.

Infrastructure – Development in technology infrastructure since we incorporated over ten years ago has been unprecedented. China now has close to a half billion internet users and is the world’s second largest market for e-commerce. While our high-end programs target the offline market, our highly scalable web-based products are focused on the mass market. No longer restricted to the slow and faulty dial-up connections of the 1990s, today’s internet users have access to Wifi and 3G across China.

Along with increasingly convenient access to the internet, delivery platforms have become more personal, portable and interactive. Particularly for children, teenagers and young adults, newly available smart phones and tablets allow a level of engagement that has never before been seen and our development teams constantly evaluate the market for emerging needs to guide our efforts to update and upgrade our web-based offerings.

Management

Our Chief Operating Officer, Shawn Ding, and I have always felt strongly that opportunities in this industry are plentiful, but can only be effectively leveraged by the best managers. A combination of academic credentials, creativity and actual experience rounds out our management team. We work closely with our managers to set performance goals and allow them to endeavor to make their business lines successful. We believe our multiple growing business lines, supported by a favorable economic environment and growing infrastructure, will define the value of the company and that the financial achievements thereof will drive our stock price.

I would also like to make a few comments on the performance of our business lines in 2010.

Online Degree Programs
Our online degree program continues to make steady progress in adding university partners. In 2010, we added partners that are licensed to offer online degree programs and have also added partners with approvals pending that will contribute to future revenue. Through our constant communications with the MOE, we are encouraged by feedback that online education is becoming more important from the government’s perspective. Throughout the year, we have focused on improvements in technology, content and teaching quality. We believe these improvements, measures and controls will be key to continuing to grow the ChinaEdu brand.

Online Non-Degree Programs
We have also continued to grow as planned in online tutoring for K to12 students. In addition to growth driven by marketing and sales programs for existing products, we have also increased our investment in the team and product development. We are confident that these new products and initiatives will see even better performance in 2012 and 2013.

Offline Programs
We continued to see strong growth in our private schools, driven by increased enrollment and rising tuition. In the fourth quarter of 2010, revenue from private schools grew 17% over the previous quarter and 34% year-over-year. Great attention has been paid to teaching quality and promotion of the private schools’ brand names. As reported during 2010, complementary offline tutoring programs have been established by leveraging the brand names and facilities of existing schools.

Towards the end of 2010, we created a new model for international programs that appears to be on a strong growth trajectory thus far. The new model and new team aims to meet the needs of Chinese high school students wishing to study abroad in the United States. Our international programs division plans to be the first mover of scale in this space in China.

Our elite programs address academics, extracurricular activities such as music, art and athletics as well as English language and social skill preparation for students in grades 1-9 who plan to study abroad in the future. In line with our full spectrum of educational offerings, I am confident that rising levels of disposable income combined with an overall desire for children to be prepared academically, linguistically and socially for global exposure will drive growth in our elite programs.

When I returned to China 1999, I had two goals. I wanted to create a company built on a scalable model that would be financially successful and I wanted to embark on a career that would change lives for the better. Years later, our company’s mission is to change the fundamentals of learning in China from a teacher centric, classroom-based learning experience to one that facilitates interactive learning and engages students who are thereby able to experience the joys of learning. We care deeply about helping individuals reach their educational goals to maximize their potential.

While our online degree programs are growing and profitable, to realize the financial goals of our company, we must look beyond online degree programs. Investment in these types of new initiatives might cause short-term pressure on our margins in 2011, but we are confident that when these businesses begin to contribute revenues, we will see our margins return to or exceed previous levels. We are excited to be in the rapid-growing education market in China, with a strong reputation and established credibility.

Thank you for joining us on this mission.

Sincerely,

Julia Huang
Chief Executive Officer

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international curriculum programs and online learning community for adult students. The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 19 long-term contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 21 universities through our nationwide learning center network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:
Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net